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EXHIBIT 99.1(b)

Memorandum Establishing Two New Variable Accounts -
Aggressive Equity and Emerging Markets Portfolios


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OFFICE MEMORANDUM                                   [Logo of Pacific Mutual]


DATE     February 8, 1996
TO       Mr. Glenn S. Schafer
FROM     Ms. Diane N. Ledger
SUBJECT Authorization of the Establishment of the Variable Accounts that will each invest in corresponding underlying Emerging Markets and Aggressive Equity Portfolios of Pacific Select Fund


The addition of the Emerging Markets Portfolio and Aggressive Equity Portfolio to Pacific Select Fund was approved by the Board of Trustees of the Fund on November 17, 1995. The objective of the Emerging Markets Portfolio is to seek long-term growth of capital. The objective of the Aggressive Equity Portfolio is to seek capital appreciation.

The Board of Trustees of Pacific Select Fund also approved the appointment of Blairlogie Capital Management to serve as the Portfolio Manager of the Emerging Markets Portfolio and Columbus Circle Investors to serve as the Portfolio Manager of the Aggressive Equity Portfolio.

On behalf of Pacific Mutual Life Insurance Company, the following is hereby authorized:

     The establishment of two additional Variable accounts within each of the Pacific Select, Pacific Select Exec, Pacific COLI, Pacific Select Variable Annuity and Separate Account A Separate Accounts. Each of the Variable Accounts is to invest exclusively in shares of its corresponding underlying portfolio of the Pacific Select Fund.



Authorized by: /s/ GLENN S. SCHAFER             Date: February 8, 1996
               Glenn S. Schafer
               President and Director